SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16
OR 15D-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February, 2021

(Commission File No. 1-14862 )

BRASKEM S.A.

(Exact Name as Specified in its Charter)

N/A

(Translation of registrant's name into English)

Rua Eteno, 1561, Polo Petroquimico de Camacari
Camacari, Bahia - CEP 42810-000 Brazil

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___       Form 40-F ______

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1). _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7). _____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ______       No ___X___

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- _____.

BRASKEM S.A.

Corporate Taxpayer ID (CNPJ): 42.150.391/0001-70

Company Registry (NIRE): 29.300.006.939

Publicly-Held Company

MATERIAL FACT

Braskem S.A. ("Braskem" or "Company"), in compliance with CVM Instruction 358/02 and complementing the Notice to the market disclosed on January 05, 2021, informs its shareholders and the market that the National Mining Agency (“ANM”) has accepted the Reconsideration Request made by the Company requesting that ANM reconsider its order directing the implementation of additional measures for the mine closure plan proposed by the Company. As disclosed in the Material Fact notice dated November 26, 2020, such additional measures would have cost an estimated amount of approximately R$ 3 billion, if implemented.

ANM's decision maintains in place the implementation of the measures contemplated in the mine closure plan originally proposed by the Company, and for which the amount of R$1.2 billion had already been provisioned.

Lastly, considering that the mine closure plan is a dynamic process with complex execution, ANM will continue to oversight the results of the measures that are being taken by the Company for closing and monitoring the mine, and accordingly further evaluations, requirements and provisions may be necessary in the future.

For more information, contact Braskem’s Investor Relations Department by calling +55 (11) 3576-9531 or sending an e-mail to braskem-ri@braskem.com.br.

São Paulo, February 17, 2021.

Pedro van Langendonck Teixeira de Freitas

Chief Financial and Investor Relations Officer

Braskem S.A.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: February 17, 2021

BRASKEM S.A.

By:	/s/ Pedro van Langendonck Teixeira de Freitas

	Name:	Pedro van Langendonck Teixeira de Freitas
	Title:	Chief Financial Officer

DISCLAIMER ON FORWARD-LOOKING STATEMENTS

This report on Form 6-K may contain forward-looking statements. These statements are not historical facts, but are based on the current view and estimates of the Company's management regarding future economic and other circumstances, industry conditions, financial performance and results, including any potential or projected impact of the geological event in Alagoas and related legal proceedings, as well as of COVID-19 on the Company's business, financial condition and operating results. The words "forecasts," "believes," "estimates," "expects," "plans" and other similar expressions, when referring to the Company, are intended to identify forward-looking statements. Statements related to the possible outcome of legal and administrative proceedings, implementation of operational and financing strategies and investment plans, guidance about future operations, as well as factors or trends that affect the financial condition, liquidity or operating results of the Company are a few examples of forward-looking statements. These statements reflect the current views of the Company's management and are subject to diverse risks and uncertainties, many of which are beyond the control of the Company. There is no guarantee that said events, trends or expected results will actually occur. The statements are based on several assumptions and factors, including general economic and market conditions, industry conditions and operating factors. Any change in such assumptions or factors, including the projected impact of the geological event in Alagoas and related legal procedures and the unprecedented impact of the COVID-19 pandemic on businesses, employees, service providers, shareholders, investors and other stakeholders of the Company may cause actual results to differ significantly from current expectations.  For a comprehensive description of the risks and other factors that could impact any forward-looking statements in this document, especially the factors discussed in the sections, see the reports filed with the Brazilian Securities and Exchange Commission (CVM).